Exhibit 99.1

TANTECH HOLDINGS LTD.
Room 1803, 18F, Kaidi Ginza, 29 Jiefang East Road, Jianggan District

Hangzhou City, Zhejiang Province 310016

People’s Republic of China

PROXY STATEMENT AND NOTICE OF
2020 ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Tantech Holdings Ltd.	August 12, 2020 Hangzhou, China

To our shareholders:

It is my pleasure to invite you to our 2020 Annual Meeting of Shareholders on September 12, 2020, at 3:00 P.M., local time (3:00 A.M. ET on September 12, 2020). The meeting will be held at Room 1803, 18F, Kaidi Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of 2020 Annual Meeting of Shareholders and Proxy Statement. At the meeting, we will also report on the Company’s performance and operations during the fiscal year ended December 31, 2019 and respond to shareholder questions.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY THE INTERNET, EMAIL, MAIL OR BY FAX. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Wangfeng Yan
Wangfeng Yan Chairman

NOTICE OF 2020 ANNUAL MEETING OF SHAREHOLDERS
TANTECH HOLDINGS LTD.

TIME AND DATE:	3:00 p.m., Beijing Time, on September 12, 2020 (3:00 a.m., Eastern Time, on September 12, 2020)

PLACE:	Room 1803, 18F, Kaidi Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China

ITEMS OF BUSINESS:

(1)	To elect five members of the Board of Directors to serve a term expiring at the Annual Meeting of Shareholders in 2021 or until their successors are duly elected and qualified;

(2)	To ratify the appointment of Prager Metis CPAs, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020; and

(3)	To transact any other business properly coming before the meeting or any adjournment thereof.

WHO MAY VOTE:

You may vote if you were a shareholder of record on August 6, 2020.

ANNUAL REPORT:

A copy of our 2019 Annual Report on Form 20-F is enclosed.

DATE OF MAILING:

This notice and the proxy statement are first being mailed to shareholders on or about August 12, 2020.

By order of the Board of Directors,

/s/ Wangfeng Yan
Wangfeng Yan Chairman

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and the 2019 Annual Report to shareholders are available at http://ir.tantech.cn/proxy-filings.

ABOUT THE 2020 ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

(1)	To elect five members of the Board of Directors to serve a term expiring at the Annual Meeting of Shareholders in 2021 or until their successors are duly elected and qualified;

(2)	To ratify the appointment of Prager Metis CPAs, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020; and

(3)	To transact any other business properly coming before the meeting or any adjournment thereof.

Who is entitled to vote?

You may vote if you owned common shares of the Company as of the close of business on August 6, 2020. Each common share is entitled to one vote. As of August 6, 2020, we had 50,000,000 common shares authorized and 28,888,834 common shares issued and outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By email, by emailing your signed proxy card to vote@vstocktransfer.com;
(3)	By mail, by completing, signing and returning the enclosed proxy card; or
(4)	By fax, by faxing your signed proxy card to 1-646-536-3179.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by email, by mail or by fax.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1 and 2 and in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your common shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, by email or by fax, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact your bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of Prager Metis CPAs, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020 is considered a routine matter for which brokerage firms may vote without specific instructions. However, the election of directors is not considered routine matters for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s common shares as of August 6, 2020.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, email, mail or fax. In order for us to conduct our meeting, one-third (1/3) of our outstanding common shares as of August 6, 2020 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting. If a quorum is not present or represented, the Chairman of the meeting or the holders of a majority of the shares of common shares present, either in person or represented by proxy, have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The nominee receiving the highest number of “For” votes will be elected as a director. This number is called a plurality. Shares not voted will have no impact on the election of the director. The proxy given will be voted “For” the nominee for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of Prager Metis CPAs, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Is cumulative voting permitted for the election of directors?

No. You may not cumulate your votes for the election of directors.

PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

General

Our Board currently consists of five directors, each serving a one-year term. The existing directors are Mr. Zhengyu Wang, Ms. Yefang Zhang, Mr. Wencai Pan, Mr. Hongdao Qian and Mr. Shudong Wang. At the 2020 Annual Meeting, the shareholders will vote on the reelection of all of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy. Shareholders do not have cumulative voting rights in the election of directors.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Nominees for Directors

Mr. Zhengyu Wang
Chairman
Age — 52
Director since 2013

Mr. Wang is a seasoned veteran in business and high-tech agricultural products. He founded Tantech Bamboo in October 2002 (then known as Lishui Zhonglin High Tech Co., Ltd.) and has served as Chairman and CEO ever since. From November 1998 until April 2003, he was the General Manager of Lishui Forasen Foodstuff Co., Ltd. From 1994 to 1997, he served as the General Manager of Lishui Jingning Huali, Co., Ltd. From 1990 to 1994, he served as a board member of the Lishui Farmer’s Economic Committee. In addition to his efforts with our Company, Mr. Wang also manages the business operations of Forasen Group, a company he owns with his wife and our director, Ms. Yefang Zhang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. In addition, since February 2017, Mr. Wang has served as a director of Farmmi, Inc., another Nasdaq listed company. He earned his bachelor’s degree in biology from Zhejiang University in Hangzhou, China, in June 1990.

Mr. Wang is nominated to serve another term as a director because, as our founder, he has significant experience in leading and advising our Company and has more than twenty years of experience in our industry.

Ms. Yefang Zhang
Director
Age — 53

Director since 2013

Ms. Zhang has been in leadership roles for over a dozen years. She helped found Zhejiang Forasen Group Co., Ltd in October 2002 and has served as a board member since then. Since July 2015, she has been Chairwoman and CEO of Farmmi, Inc., another Nasdaq listed company. From 1997 to 2002, she was the General Manager of Zhejiang Forasen Food and Stuff Co., Ltd. From 1994 to 1997, she served as the Vice General Manager of Lishui Jingning Huali Co., Ltd. From 1991 to 1994, she was a teacher at Wenzhou Huangtan Middle School. From 1990 to 1994, she served on the board of Lishui Farmer’s Economic Committee. In addition to her efforts with our Company, Ms. Zhang also manages the business operations of Forasen Group, a company she owns with her husband and our Chairman, Mr. Zhengyu Wang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. She earned her bachelor’s degree in geography from Wenzhou Teacher’s College, China, in July 1991.

Ms. Zhang is nominated to serve another term as a director because of her directorship experience and in-depth knowledge of our industry and business.

Mr. Wencai Pan
Independent Director
Age — 43
Director since 2014

Mr. Pan has served as the CFO of Shandong Xiangrui Pharmacy Co. Ltd., the U.S. listed company, since 2011. From 2007 to 2010, Mr. Pan was the China controller of Aramex Express Logistics Services (Shanghai) Co. Ltd., a global logistics and transportation company. During 2006, Mr. Pan was a consultant of the Centergate Securities Bankruptcy Committee, which was formed by the China Securities Regulatory Commission, where he assisted on bankruptcy audits on Centergate Securities Ltd. Co. From 2004 to the end of 2005, Mr. Pan served as the finance manager for Shera International Limited, a technology product development, production and distribution company in Shanghai. Mr. Pan was an internal auditor of Valley National Bank in Wayne, New Jersey, from 2003 to 2004. Mr. Pan received a bachelor’s degree in economics from the University of International Business& Economics in Beijing, China, in 1998 and a master’s degree in professional accountancy from the University of Utah in 2003. Mr. Pan passed the Chinese CPA exams in 1997 and passed the Uniform CPA exams in the United States in 2002.

Mr. Pan is nominated to serve another term as a director because of his experience with U.S. GAAP and U.S. accounting compliance issues.

Mr. Hongdao Qian

Independent Director
Age — 56
Director since 2014

Mr. Qian has been a Professor on the faculty of the Guanghua Law School at Zhejiang University since September 2005. His research, writing and teaching focuses on corporate governance, economic analysis of law and Western jurisprudence. Prior to joining Guanghua Law School, Mr. Qian was a Professor at the Institute of Law of China Academy of Social Sciences, a Lecturer in Economics at Peking University and a Prosecutor in the People’s Procuratorate of Zhejiang Province. Mr. Qian has been a visiting scholar at Waseda University in Japan, Stanford University in California, and both Oxford and Cambridge Universities in England. He currently serves as a Vice Chairman of the Chinese Society of Comparative Law, an Executive Subeditor of the China Academic Yearbook, and the President of the China Rule of Law Research Institute, where he has organized a team of scholars to create China’s first Rule of Law index using empirical methods. Mr. Qian earned his Bachelor of Law from Jilin University in 1986, his Master of Law from North-West University of Politics and Law in 1994 and his Doctor of Law from Peking University in 1997.

Mr. Qian is nominated to serve another term as a director because of his expertise in economics and law.

Mr. Shudong Wang
Independent Director
Age — 70
Director since 2014

Mr. Wang was the department director at the China National Bamboo Research Center from 1996 through his retirement in 2012. He earned his bachelor’s degree in forestry from Northeast Forestry University in Heilongjiang in 1976. He once served as deputy director of Bamboo Branch of the Academic Committee of China Forestry. He has also served as executive director of South-South Cooperation Association and the Center of China International Exchange. He is a science advisor to the State Forestry Bureau.

Mr. Wang is nominated to serve another term as a director because of his expertise in the bamboo industry in China.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Zhengyu Wang serves as the Chairman of the Board of Directors. Mr. Wangfeng Yan serves as our Chief Executive Officer. The board of directors believes that that separating the roles of Chief Executive Officer and Chairman of the board of directors is in the best interests of the Company and its shareholders. Separating such roles allows our Chief Executive Officer to focus completely on operations and corporate strategy execution.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller reporting company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE
NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF PRAGER METIS CPAS, LLC
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of Prager Metis CPAs, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020. The Audit Committee of the Board of Directors has appointed Prager Metis CPAs, LLC to serve as the Company’s fiscal 2020 independent registered public accounting firm.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

Friedman LLP served as the Company’s independent registered public accountant for the year ended December 31, 2017. On August 21, 2018, our Audit Committee and Board of Directors approved the appointment of Prager Metis CPAs, LLC and the dismissal of Friedman LLP. During the Company’s fiscal year ended December 31, 2017 through the dismissal of Friedman LLP on August 21, 2018, there were no disagreements between the Company and Friedman LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company's consolidated financial statements for such periods. During the Company’s year ended December 31, 2017 through the dismissal of Friedman LLP on August 21, 2018, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

What services does Prager Metis CPAs, LLC provide?

Audit services to be provided by Prager Metis CPAs, LLC for fiscal 2020 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Will a representative of Prager Metis CPAs, LLC be present at the meeting?

We do not expect that any representative of Prager Metis CPAs, LLC will be present at the meeting. If the representatives are present, they will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of Prager Metis CPAs, LLC is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
PRAGER METIS CPAS, LLC AS THE COMPANY’S FISCAL 2020 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each nominee listed in the Proxy Statement has agreed to serve as director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the next annual meeting of shareholders at which the directors are re-elected and until their successors have been duly elected and qualified. Our Chairman of the Board of Directors, Zhengyu Wang, is married to our director, Yefang Zhang. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation for serving as directors and may receive incentive security grants from our company. In addition, non-employee directors are entitled to receive reimbursement of their actual travel expenses for each Board of Directors meeting attended. As of December 31, 2019, we had five nonemployee directors, Mr. Zhengyu Wang, Ms. Yefang Zhang, Mr. Wencai Pan, Mr. Shudong Wang and Mr. Hongdao Qian. The following table presents information regarding the compensation of our non-employee directors for fiscal 2019. Compensation for our Chairman and former CEO, Mr. Zhengyu Wang, is reflected in the Summary Compensation Table of our executive officers.

SUMMARY COMPENSATION TABLE – For the Fiscal Year 2019

Name	Fees earned or paid in cash ($)	All other Compensation ($)	Total ($)
Yefang Zhang	$0	$0	$0
Wencai Pan	$10,800	$1,200	$12,000
Shudong Wang	$7,835	$1,200	$9,035
Hongdao Qian	$7,835	$1,200	$9,035

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at http://ir.tantech.cn/Committee-Charters and in print upon request. The Nominating Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting. The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The nominating committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees; however, the nominating committee does consider diversity of opinion and experience when nominating directors.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;
•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;
•	A director must have a record of professional accomplishment in his or her chosen field; and
•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical conduct, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
Tantech Holdings Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

People’s Republic of China

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at http://ir.tantech.cn/Committee-Charters and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in fiscal 2019?

The Board of Directors met one time and acted by unanimous written consent three times during the fiscal year ended December 31, 2019. Our Board has an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee did not hold meetings and did not act by unanimous written consent during the fiscal year ended December 31, 2019. The Compensation Committee did not hold meetings and did not act by unanimous written consent during the fiscal year ended December 31, 2019. The Nominating Committee did not hold meetings and did not act by unanimous written consent during the fiscal year ended December 31, 2019. Each incumbent director attended all of the meetings of the Board of Directors during 2019. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2019, the Board of Directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of December 31, 2019 and their principal functions are shown below.

Compensation Committee

The members of the Compensation Committee as of December 31, 2019 were:

Shudong Wang, Chairman

Hongdao Qian

Wencai Pan

The Compensation Committee’s charter is available on the Company’s investor relations website at http://ir.tantech.cn/Committee-Charters and in print upon request. The Compensation Committee’s principal responsibilities include:

●	Making recommendations to the Board of Directors concerning executive management organization matters generally;

●	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers; provided, however, that the Committee shall have full decision-making powers with respect to compensation for executive officers to the extent such compensation is intended to be performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code;

●	Making recommendations to the Board of Directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

●	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

●	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee as of December 31, 2019 were:

Wencai Pan, Chairman

Hongdao Qian

Shudong Wang

The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Wencai Pan qualified as “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

●	Review and recommend to the directors the independent auditors to be selected to audit the financial statement of the Company;

●	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

●	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

●	Review the internal accounting function of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

●	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

●	Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

●	Review accounting and financial human resources and succession planning within the Company;

●	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

●	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee charter is available at http://ir.tantech.cn/Committee-Charters.

Nominating Committee

The members of the Nominating Committee as of December 31, 2019 were:

Hongdao Qian, Chairman

Shudong Wang

Wencai Pan

All members of the Nominating Committee are independent; as such term is defined by the NASDAQ Capital Market listing standards. The Nominating/Corporate Governance Committee undertakes to:

●	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

●	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

●	Oversee the process of evaluation of the performance of the Company’s Board of Directors and committees;

●	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

●	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

●	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, c/o Secretary, Tantech Holdings Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

Mr. Wangfeng Yan

Age — 43
Chief Executive Officer since 2019

Mr. Yan has served as our Chief Executive Officer since December 2019. He was our Chief Operating Officer from March 2018 to December 2019. Mr. Yan joined Tantech Holdings (Lishui) Co., Ltd. (formerly Zhejiang Tantech Bamboo Technology Co., Ltd.) (“Tantech Bamboo”) as a member of the production staff in August 2010 and rose to serve as the head of production managers. Prior to being appointed as Chief Operating Officer, Mr. Yan was in charge of production management for Tantech Bamboo and Tantech Energy. In these capacities, Mr. Yan contributed to the “Dr. Charcoal” brand sales channel development. In June 2010, Mr. Yan earned a Bachelor’s Degree in Engineering from Zhejiang Sci-tech University in Hangzhou.

Mr. Weilin Zhang

Age — 51
Chief Financial Officer since 2019

Mr. Zhang has served as our Chief Financial Officer since July 2019. Mr. Zhang has been serving as the Chief Financial Officer of Forasen Group Ltd. Co. since October 2018 and was its Chief Financial Officer from March 2008 and June 2013. From July 2013 to September 2018, he was the general manager of Zhejiang Juma Valve Ltd. Co. Currently he is a director of Zhejiang Juma Valve Ltd. Co. He graduated from Zhejiang Province Finance Institute in 1989 and studied accounting at Beijing Industry and Commerce College from 2004 to 2008.

Mr. Mingqin Dong

Age — 30
Chief Operating Officer since 2019

Mr. Dong has served as our Chief Operating Officer since December 2019. He has been the Chairman and the general manager of Shangchi Automobile Co., Ltd., the Registrant’s 70% owned subsidiary, since June 2017. From August 2013 to June 2017, Mr. Dong was a project manager of the Registrant. In June 2013, Mr. Dong earned his Bachelor’s Degree in Computer and Science Technology from Heilongjiang International University. The Board appointed Mr. Dong as the COO because he has rich experience in the electric vehicle industry and the Company plans to expand the new energy vehicle market.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S NAMED EXECUTIVE OFFICERS

Each employee is required to enter into an employment agreement. Accordingly, all of our employees, including management, have executed their employment agreements. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus.

Our employment agreements with our executive officers generally provide for a salary to be paid monthly. The agreements also provide that executive officers are to work full time for our company and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. Our executive officers are subject to keep trade secrets confidential. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Under Chinese law, we may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Wangfeng Yan

We entered into an employment agreement with our Chief Executive Officer, Mr. Wangfeng Yan, effective December 6, 2019. Under the terms of Mr. Yan’s employment, Mr. Yan is entitled to the following:

•	Base compensation of RMB 200,000 payable in 12 equal monthly installments of RMB 15,000 each and RMB 20,000 year-end bonus.

•	Reimbursement of reasonable expenses incurred by Mr. Yan.

Mr. Yan’s employment agreement is scheduled to expire on December 5, 2022.

Weilin Zhang

We entered into an employment agreement with our Chief Financial Officer, Mr. Weilin Zhang, effective July 1, 2019. Under the terms of the employment agreement, Mr. Zhang is entitled to the following:

•	Base compensation of RMB 300,000 payable in 12 equal monthly installments of RMB 25,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Zhang.

Mr. Zhang’s employment agreement is scheduled to expire on June 30, 2022.

Mingqin Dong

We entered into an employment agreement with our Chief Operating Officer, Mr. Mingqin Dong, effective December 6, 2019. Under the terms of that employment agreement, Mr. Dong is entitled to the following:

•	Base compensation of RMB 180,000 payable in 12 equal monthly installments of RMB 15,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Dong.

Mr. Dong’s employment agreement is scheduled to expire on December 5, 2022.

SUMMARY COMPENSATION TABLE – For the Fiscal Year 2019

The following table shows the annual compensation paid by us for the year ended December 31, 2019 to each of the named executive officers. No officer had a salary during either of the previous two years of more than $100,000.

	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Wangfeng Yan(3)
Former Chief Operating Officer and Current Chief Executive Officer	26,536	—	820	27,356
Zhengyu Wang(4)
Former Chief Executive Officer	32,132	—	994	33,126
Weilin Zhang(5)
Current Chief Financial Officer	21,911	—	678	22,589
Jing Jin(6)
Principal Financial Officer	24,000	—	—	24,000
Mingqin Dong(7)
Current Chief Operating Officer	2,191	—	67.8	2,259

(1)	No officer received a bonus in 2019.

(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3)	Effective December 6, 2019, Wangfeng Yan resigned as Chief Operating Officer and was appointed as Chief Executive Officer.

(4)	Effective December 6, 2019, Zhengyu Wang resigned as Chief Executive Officer.

(5)	Effective July 1, 2019, Weilin Zhang was appointed as Chief Financial Officer.

(6)	Effective July 1, 2019, Jing Jin resigned as Chief Financial Officer.

(7)	Effective December 6, 2019, Mingqin Dong was appointed as Chief Operating Officer.

Incentive Securities Pool

We have established a pool for shares and share options for our employees. This pool initially contained shares and options to purchase 2,160,000 of our common shares, equal to 10% of the number of common shares outstanding at the conclusion of our initial public offering. Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our common shares on the date of grant.

AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2019?

The members of the Audit Committee as of December 31, 2019 were Wencai Pan, Hongdao Qian and Shudong Wang. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors determined that Wencai Pan, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at http://ir.tantech.cn/Committee-Charters.

How does the Audit Committee conduct its meetings?

During fiscal 2019, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s periodic and annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s periodic and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Committee under its charter. The Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2019?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the Company’s management; and

●	discussed with Prager Metis CPAs, LLC, the Company’s independent registered public accounting firm for the 2019 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from Prager Metis CPAs, LLC the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with Prager Metis CPAs, LLC about their independence. The Audit Committee has concluded that Prager Metis CPAs, LLC are independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2019?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2019.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2019?

The Audit Committee has reviewed and discussed the fees paid to Prager Metis CPAs, LLC during 2019for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with the independence of Prager Metis CPAs, LLC.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Wencai Pan, Chairman

Hongdao Qian

Shudong Wang

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal 2019 and 2018, Prager Metis’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $225,000 and $215,000, respectively.

Audit Related Fees

The Company has not paid Prager Metis for audit-related services in fiscal 2019 and 2018.

Tax Fees

The Company has not paid Prager Metis for tax services in fiscal 2019 and 2018.

All Other Fees

The Company has not paid Prager Metis other fees in fiscal 2019 and 2018.

Audit Committee Pre-Approval Policies

Before Prager Metis was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Prager Metis have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2019 that were attributed to work performed by persons other than Prager Metis’s full-time permanent employees was less than 50%.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our common shares as of August 12, 2020 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding common shares;
•	Each of our directors and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 28,888,834 common shares outstanding as of August 12, 2020. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of August 12, 2020 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is c/o Tantech Holdings Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. As of August 12, 2020, we had approximately 9 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)		Percentage Ownership(2)
Directors and Named Executive Officers:
Wangfeng Yan, CEO	18,935	(3)	* %
Weilin Zhang, CFO	—		0.0%
Mingqin Dong, COO	—		0.0%
Zhengyu Wang, Chairman	11,780,000	(4)	40.8%
Yefang Zhang, director	11,780,000	(4)	40.8%
Wencai Pan, independent director	—		0.0%
Shudong Wang, independent director	—		0.0%
Hongdao Qian, independent director	—		0.0
All directors and executive officers as a group (eight (8) persons)	11,798,935		40.8%
Tanbsok Group Ltd.	11,780,000		40.8%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)	The number of common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying vested options held by such person but excludes shares underlying (a) unvested options held by such person and (b) vested and unvested options held by other persons.
(3)	Represents the 18,935 shares held by Shun Ming International Trading Limited, a Hong Kong company which Mr. Wangfeng Yan owns and controls and may be deemed to hold beneficial ownership of such shares.
(4)	Represents the 11,780,000 shares held by Tanbsok Group Ltd, a British Virgin Islands company which Ms. Yefang Zhang owns and controls and may be deemed to hold beneficial ownership of such shares. Mr. Zhengyu Wang and Ms. Yefang Zhang are husband and wife. Mr. Wang does not disclaim beneficial ownership of such shares and may be deemed to share beneficial ownership of such shares with Ms. Zhang.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2019 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Form 20-F to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Tantech Holdings Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China, by calling +86-578-2262305 or via the Internet at http://ir.tantech.cn/proxy-filings.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.